Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-164754

333-164758

333-164757

333-164756

333-164755

FACTORSHARES 2X: S&P500 BULL/TBOND BEAR

FACTORSHARES 2X: TBOND BULL/S&P500 BEAR

FACTORSHARES 2X: S&P500 BULL/USD BEAR

FACTORSHARES 2X: OIL BULL/S&P500 BEAR

FACTORSHARES 2X: GOLD BULL/S&P500 BEAR

SUPPLEMENT DATED APRIL 12, 2013 TO

PROSPECTUS DATED JULY 16, 2012

This Supplement updates certain information contained in the Prospectus dated July 16, 2012, as supplemented from time-to-time (the “Prospectus”) of FactorShares 2X: S&P500 Bull/TBond Bear, FactorShares 2X: TBond Bull/S&P500 Bear, FactorShares 2X: S&P500 Bull/USD Bear, FactorShares 2X: Oil Bull/S&P500 Bear and FactorShares 2X: Gold Bull/S&P500 Bear (each a “Fund,” and collectively, the “Funds”). All capitalized terms used in this Supplement have the same meaning as in the Prospectus. Prospective investors in each Fund should review carefully the contents of this Supplement, the Supplement dated August 1, 2012 and the Prospectus.

* * * * * * * * * * * * * * * * * * *

All information in the Prospectus is restated pursuant to this Supplement, except as updated hereby.

______________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

______________________________

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS
OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

______________________________

FACTOR CAPITAL MANAGEMENT, LLC

Managing Owner

I.	The Performance Information for the Funds is hereby inserted, in its entirety, on page 85 of the Prospectus immediately following Investment Objectives of the Funds, as set forth below:

PERFORMANCE OF FACTORSHARES 2X: S&P500 BULL/TBOND BEAR (TICKER: FSE)

Name of Pool: FactorShares 2X: S&P500 Bull/TBond Bear

Type of Pool: Public, Exchange-Listed Commodity Pool

Inception of Trading: February 2011

Aggregate Gross Capital Subscriptions as of February 28, 2013: $5,000,000

Net Asset Value as of February 28, 2013: $1,160,734

Net Asset Value per Share as of February 28, 2013: $11.60

Worst Monthly Drawdown: (27.43)% August 2011

Worst Peak-to-Valley Drawdown: (60.86)% April 2011 – November 2012

Monthly Rate of Return	2013(%)	2012(%)	2011(%)
January	16.73	5.29	N/A
February	(1.87)	10.65	2.40*
March		8.80	0.01
April		(12.01)	1.22
May		(22.89)	(9.24)
June		6.08	(1.11)
July		(2.97)	(11.52)
August		2.71	(27.43)
September		4.06	(23.88)
October		(7.60)	23.63
November		(4.40)	(11.72)
December		2.10	(2.19)
Compound Rate of Return	14.54 (2 months)	(14.67)	(51.45)

*	The Fund commenced investment operations on February 22, 2011. The Fund shares commenced trading on the NYSE Arca, Inc. on February 24, 2011.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

See accompanying Footnotes to Performance Information.

2

PERFORMANCE OF FACTORSHARES 2X: TBOND BULL/S&P500 BEAR (TICKER: FSA)

Name of Pool: FactorShares 2X: TBond Bull/S&P500 Bear

Type of Pool: Public, Exchange-Listed Commodity Pool

Inception of Trading: February 2011

Aggregate Gross Capital Subscriptions as of February 28, 2013: $9,239,791

Net Asset Value as of February 28, 2013: $1,578,257

Net Asset Value per Share as of February 28, 2013: $15.78

Worst Monthly Drawdown: (26.78)% October 2011

Worst Peak-to-Valley Drawdown: (60.92)% September 2011 – February 2013

Monthly Rate of Return	2013(%)	2012(%)	2011(%)
January	(18.21)	(8.16)	N/A
February	(2.62)	(12.83)	(2.67)*
March		(13.12)	(2.37)
April		6.56	(1.96)
May		21.73	9.06
June		(11.71)	(1.55)
July		(1.12)	10.79
August		(6.17)	22.84
September		(9.56)	16.45
October		2.16	(26.78)
November		(0.09)	4.48
December		(4.78)	(1.25)
Compound Rate of Return	(20.36) (2 months)	(35.05)	19.77

*	The Fund commenced investment operations on February 22, 2011. The Fund shares commenced trading on the NYSE Arca, Inc. on February 24, 2011.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

See accompanying Footnotes to Performance Information.

3

PERFORMANCE OF FACTORSHARES 2X: S&P500 BULL/USD BEAR (TICKER: FSU)

Name of Pool: FactorShares 2X: S&P500 Bull/USD Bear

Type of Pool: Public, Exchange-Listed Commodity Pool

Inception of Trading: February 2011

Aggregate Gross Capital Subscriptions as of February 28, 2013: $5,000,000

Net Asset Value as of February 28, 2013: $2,276,503

Net Asset Value per Share as of February 28, 2013: $22.76

Worst Monthly Drawdown: (24.10)% September 2011

Worst Peak-to-Valley Drawdown: (43.31)% May 2011 – September 2011

Monthly Rate of Return	2013(%)	2012(%)	2011(%)
January	13.63	9.81	N/A
February	(4.98)	9.56	3.51*
March		4.19	2.95
April		(3.34)	13.51
May		(22.00)	(7.85)
June		9.90	(2.83)
July		(0.22)	(2.40)
August		6.71	(14.53)
September		6.74	(24.10)
October		(5.84)	28.01
November		(1.01)	(12.57)
December		0.46	(0.52)
Compound Rate of Return	7.96 (2 months)	10.52	(23.65)

*	The Fund commenced investment operations on February 22, 2011. The Fund shares commenced trading on the NYSE Arca, Inc. on February 24, 2011.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

See accompanying Footnotes to Performance Information.

4

PERFORMANCE OF FACTORSHARES 2X: OIL BULL/S&P500 BEAR (TICKER: FOL)

Name of Pool: FactorShares 2X: Oil Bull/S&P500 Bear

Type of Pool: Public, Exchange-Listed Commodity Pool

Inception of Trading: February 2011

Aggregate Gross Capital Subscriptions as of February 28, 2013: $10,998,571

Net Asset Value as of February 28, 2013: $1,582,031

Net Asset Value per Share as of February 28, 2013: $7.91

Worst Monthly Drawdown: (25.51)% May 2012

Worst Peak-to-Valley Drawdown: (72.86)% April 2011 – February 2013

Monthly Rate of Return	2013(%)	2012(%)	2011(%)
January	(2.31)	(10.69)	N/A
February	(16.36)	5.04	(4.03)*
March		(15.30)	15.45
April		2.15	6.42
May		(25.51)	(18.05)
June		(13.51)	(12.72)
July		(0.41)	2.32
August		12.65	(4.74)
September		(16.51)	(11.38)
October		(12.68)	9.03
November		1.49	19.06
December		3.84	(8.36)
Compound Rate of Return	(18.29) (2 months)	(54.81)	(13.33)

*	The Fund commenced investment operations on February 22, 2011. The Fund shares commenced trading on the NYSE Arca, Inc. on February 24, 2011.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

See accompanying Footnotes to Performance Information.

5

PERFORMANCE OF FACTORSHARES 2X: GOLD BULL/S&P500 BEAR (TICKER: FSG)

Name of Pool: FactorShares 2X: Gold Bull/S&P500 Bear

Type of Pool: Public, Exchange-Listed Commodity Pool

Inception of Trading: February 2011

Aggregate Gross Capital Subscriptions as of February 28, 2013: $40,910,850

Net Asset Value as of February 28, 2013: $4,638,279

Net Asset Value per Share as of February 28, 2013: $15.46

Worst Monthly Drawdown: (24.04)% December 2011

Worst Peak-to-Valley Drawdown: (63.58)% August 2011 – February 2013

Monthly Rate of Return	2013(%)	2012(%)	2011(%)
January	(13.72)	12.71	N/A
February	(14.12)	(12.40)	(4.43)*
March		(11.16)	1.62
April		(0.10)	10.41
May		(1.50)	0.20
June		(3.62)	(2.49)
July		(3.94)	19.96
August		4.93	34.13
September		3.58	(14.34)
October		(2.13)	(9.38)
November		(3.10)	6.48
December		(4.96)	(24.04)
Compound Rate of Return	(25.90) (2 months)	(21.71)	5.85

*	The Fund commenced investment operations on February 22, 2011. The Fund shares commenced trading on the NYSE Arca, Inc. on February 24, 2011.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

See accompanying Footnotes to Performance Information.

Footnotes to Performance Information

1. “Aggregate Gross Capital Subscriptions” is the aggregate of all amounts ever contributed to the relevant pool, including investors who subsequently redeemed their investments.

2. “Net Asset Value” is the net asset value of the relevant pool as of February 28, 2013.

3. “Net Asset Value per Share” is the Net Asset Value of the relevant pool divided by the total number of Shares outstanding with respect to such pool as of February 28, 2013.

4. “Worst Monthly Drawdown” is the largest single month loss sustained since inception of trading. “Drawdown” means losses experienced by the relevant pool over the specified period and is calculated on a rate of return basis, i.e., dividing net performance by beginning equity. “Drawdown” is measured on the basis of monthly returns only, and does not reflect intra-month figures. “Month” is the month of the Worst Monthly Drawdown.

5. “Worst Peak-to-Valley Drawdown” is the largest percentage decline in the Net Asset Value per Share over the history of the relevant pool. This need not be a continuous decline, but can be a series of positive and negative returns where the negative returns are larger than the positive returns. “Worst Peak-to-Valley Drawdown” represents the greatest percentage decline from any month-end Net Asset Value per Share that occurs without such month-end Net Asset Value per Share being equaled or exceeded as of a subsequent month-end. For example, if the Net Asset Value per Share of a particular pool declined by $1 in each of February and March, increased by $1 in April and declined

6

again by $2 in May, a “peak-to-valley drawdown” analysis conducted as of the end of May would consider that “drawdown” to be still continuing and to be $3 in amount, whereas if the Net Asset Value per Share had increased by $2 in April, the February-March drawdown would have ended as of the end of March at the $2 level.

6. “Compound Rate of Return” of the relevant pool is calculated by multiplying on a compound basis each of the monthly rates of return set forth in the respective charts above and not by adding or averaging such monthly rates of return. For periods of less than one year, the results are year-to-date.

7

II.	All references to the main business address and/or phone number for the Managing Owner in the Prospectus are deleted and are hereby inserted, as applicable, throughout the Prospectus, as set forth below:

The principal office of the Managing Owner is located at 25 Deforest Avenue, Suite 203, Summit, New Jersey 07901. The telephone number of the Managing Owner is (908) 897-0518.

8

III.	The Break Even analysis for the Funds on pages 25-26 of the Prospectus is hereby deleted and replaced, in its entirety, as set forth below:

Breakeven Table

	Dollar Amount and Percentage of Expenses Per Fund
Expense[1]	FactorShares 2X: S&P500 Bull/TBond Bear[9]		FactorShares 2X: TBond Bull/S&P500 Bear[10]		FactorShares 2X: S&P500 Bull/USD Bear[11]		FactorShares 2X: Oil Bull/S&P500 Bear[12]		FactorShares 2X: Gold Bull/S&P500 Bear[13]
	$	%	$	%	$	%	$	%	$	%
Management Fee[2]	$0.19	0.75%	$0.19	0.75%	$0.19	0.75%	$0.19	0.75%	$0.19	0.75%
Organization and Offering Expense Reimbursement[3]	$0.00	0.00%	$0.00	0.00%	$0.00	0.00%	$0.00	0.00%	$0.00	0.00%
Brokerage Commissions and Fees[4]	$0.07	0.28%	$0.08	0.32%	$0.09	0.34%	$0.14	0.57%	$0.06	0.23%
Routine Offering, Operational, Administrative and Other Ordinary Expenses[5]	$8.18	32.73%	$6.62	26.47%	$4.16	16.63%	$5.99	23.96%	$2.19	8.76%
Interest Income[6]	$(0.02)	(0.06)%	$(0.02)	(0.06)%	$(0.02)	(0.06)%	$(0.02)	(0.06)%	$(0.02)	(0.06)%
12-Month Breakeven[7,8]	$8.42	33.70%	$6.87	27.48%	$4.42	17.66%	$6.30	25.22%	$2.42	9.68%

1.	The breakeven analysis assumes an initial investment and that the Shares have a constant month-end net asset value of $25.00 as the net asset value per Share. Additionally, the above Breakeven Table is based on actual Net Assets of each Fund as of March 31, 2013. See “Charges” on page 100 for an explanation of the expenses included in the Breakeven Table.
2.	From the Management Fee, the Managing Owner will be responsible for paying any license fee relating to the applicable Indexes.
3.	Expenses incurred in connection with organizing each Fund and up to the offering of its Shares upon commencement of its trading operations have been paid by Factor Advisors, LLC without reimbursement. As of February 22, 2011, commencement of operations, and thereafter, each Fund has borne the costs of its continuous offering of Shares and ongoing offering expenses. Such ongoing offering costs will be included as a portion of the Routine Offering, Operational, Administrative and Other Ordinary Expenses. These costs include registration fees paid to regulatory agencies and all legal, accounting, printing and other expenses associated therewith. These costs will be accounted for as a deferred charge and thereafter amortized to expense over twelve months on a straight-line basis or a shorter period if warranted.
4.	The actual amount of brokerage commissions and trading fees to be incurred will vary based upon the trading frequency of each Fund and the specific futures contracts traded and could be greater than or less than the amount shown. Brokerage commissions and trading fees will be borne by each Fund. The effects of trading spreads, financing costs associated with Financial Instruments, and costs relating to the purchase of U.S. Treasury Securities or similar high credit quality short-term fixed-income or similar securities are not included in this analysis.
5.	Each Fund will pay all of the routine offering, operational, administrative and other ordinary expenses of such Fund, including, but not limited to, accounting and computer services, the fees and expenses of the Trustee, Administrator, Custodian, Transfer Agent and Distributor, legal and accounting fees and expenses, tax preparation expenses, filing fees, and printing, mailing and duplication costs. Such routine expenses are not expected to exceed 32.73%, 26.47%, 16.63%, 23.96% and 8.76% of the net asset value for FactorShares 2X: S&P500 Bull/TBond Bear, FactorShares 2X: TBond Bull/S&P500 Bear, FactorShares 2X: S&P500 Bull/USD Bear, FactorShares 2X: Oil Bull/S&P500 Bear and FactorShares 2X: Gold Bull/S&P500 Bear, respectively, in any year. Of such amount, 2.26%, 1.83%, 1.15%, 1.65% and 0.60% for FactorShares 2X: S&P500 Bull/TBond Bear, FactorShares 2X: TBond Bull/S&P500 Bear, FactorShares 2X: S&P500 Bull/USD Bear, FactorShares 2X: Oil Bull/S&P500 Bear and FactorShares 2X: Gold Bull/S&P500 Bear, respectively, is attributable to compensation to the Distributor. The actual amount of routine offering, operational, administrative and other ordinary expenses in any year or any part of any year may be greater.
6.	Interest income currently is estimated to be earned at a rate of 0.06%, based upon the yield on 3-month U.S. Treasury bills as of March 31, 2013. Actual interest income could be higher or lower than the current yield of 3-month U.S. Treasury bills.
7.	You may pay customary brokerage commissions in connection with purchases of the Shares. Because such brokerage commission rates will vary from investor to investor, such brokerage commissions have not been included in the Breakeven Table. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.
8.	In connection with orders to create and redeem one or more Baskets, an Authorized Participant is required to pay a transaction fee, or AP Transaction Fee, of $500 per order, of which $50 goes directly to the Custodian and $450 goes to the applicable Fund and will be recorded as other income. Because the AP Transaction Fee is de minimis in amount, is charged on a transaction-by-transaction basis (and not on a Basket-by-Basket basis) and is borne by the Authorized Participants and not by a Fund, it has not been included in the Breakeven Table. If the amount of income received by a Fund in connection with these transaction fees became sufficient to affect the 12-Month Breakeven amount, the Breakeven Table will be revised accordingly to reflect these income amounts.
9.	FactorShares 2X: S&P500 Bull/TBond Bear is subject to (i) a Management Fee of 0.75% per annum, (ii) estimated brokerage commissions and fees of 0.28% per annum and (iii) routine offering, operational, administrative and other ordinary expenses of 32.73% per annum. This Fund is subject to fees and expenses in the aggregate amount of approximately 33.76% per annum. This Fund will be successful only if its annual returns from the underlying futures contracts (and Financial Instruments, if applicable), including annual income from 3-month U.S. Treasury bills, exceeds approximately 33.70% per annum. This Fund is expected to earn 0.06% per annum, based upon the yield of 3-month U.S. Treasury bills as of March 31, 2013. Therefore, based upon the difference between the current yield of 3-month U.S. Treasury bills and the annual fees and expenses, this Fund would be required to earn approximately 33.70% per annum in order for an investor to break-even on an investment during the first twelve months of an investment. Actual interest income could be higher or lower than the current yield of 3-month U.S. Treasury bills. Actual expenses could be higher.

9

10.	FactorShares 2X: TBond Bull/S&P500 Bear is subject to (i) a Management Fee of 0.75% per annum, (ii) estimated brokerage commissions and fees of 0.32% per annum and (iii) routine offering, operational, administrative and other ordinary expenses of 26.47% per annum. This Fund is subject to fees and expenses in the aggregate amount of approximately 27.54% per annum. This Fund will be successful only if its annual returns from the underlying futures contracts (and Financial Instruments, if applicable), including annual income from 3-month U.S. Treasury bills, exceeds approximately 27.48% per annum. This Fund is expected to earn 0.06% per annum, based upon the yield of 3-month U.S. Treasury bills as of March 31, 2013. Therefore, based upon the difference between the current yield of 3-month U.S. Treasury bills and the annual fees and expenses, this Fund would be required to earn approximately 27.48% per annum in order for an investor to break-even on an investment during the first twelve months of an investment. Actual interest income could be higher or lower than the current yield of 3-month U.S. Treasury bills. Actual expenses could be higher.
11.	FactorShares 2X: S&P500 Bull/USD Bear is subject to (i) a Management Fee of 0.75% per annum, (ii) estimated brokerage commissions and fees of 0.34% per annum and (iii) routine offering, operational, administrative and other ordinary expenses of 16.63% per annum. This Fund is subject to fees and expenses in the aggregate amount of approximately 17.72% per annum. This Fund will be successful only if its annual returns from the underlying futures contracts (and Financial Instruments, if applicable), including annual income from 3-month U.S. Treasury bills, exceeds approximately 17.66% per annum. This Fund is expected to earn 0.06% per annum, based upon the yield of 3-month U.S. Treasury bills as of March 31, 2013. Therefore, based upon the difference between the current yield of 3-month U.S. Treasury bills and the annual fees and expenses, this Fund would be required to earn approximately 17.66% per annum in order for an investor to break-even on an investment during the first twelve months of an investment. Actual interest income could be higher or lower than the current yield of 3-month U.S. Treasury bills. Actual expenses could be higher.
12.	FactorShares 2X: Oil Bull/S&P500 Bear is subject to (i) a Management Fee of 0.75% per annum, (ii) estimated brokerage commissions and fees of 0.57% per annum and (iii) routine offering, operational, administrative and other ordinary expenses of 23.96% per annum. This Fund is subject to fees and expenses in the aggregate amount of approximately 25.28% per annum. This Fund will be successful only if its annual returns from the underlying futures contracts (and Financial Instruments, if applicable), including annual income from 3-month U.S. Treasury bills, exceeds approximately 25.22% per annum. This Fund is expected to earn 0.06% per annum, based upon the yield of 3-month U.S. Treasury bills as of March 31, 2013. Therefore, based upon the difference between the current yield of 3-month U.S. Treasury bills and the annual fees and expenses, this Fund would be required to earn approximately 25.22% per annum in order for an investor to break-even on an investment during the first twelve months of an investment. Actual interest income could be higher or lower than the current yield of 3-month U.S. Treasury bills. Actual expenses could be higher.
13.	FactorShares 2X: Gold Bull/S&P500 Bear is subject to (i) a Management Fee of 0.75% per annum, (ii) estimated brokerage commissions and fees of 0.23% per annum and (iii) routine offering, operational, administrative and other ordinary expenses of 8.76% per annum. This Fund is subject to fees and expenses in the aggregate amount of approximately 9.74% per annum. This Fund will be successful only if its annual returns from the underlying futures contracts (and Financial Instruments, if applicable), including annual income from 3-month U.S. Treasury bills, exceeds approximately 9.68% per annum. This Fund is expected to earn 0.06% per annum, based upon the yield of 3-month U.S. Treasury bills as of March 31, 2013. Therefore, based upon the difference between the current yield of 3-month U.S. Treasury bills and the annual fees and expenses, this Fund would be required to earn approximately 9.68% per annum in order for an investor to break-even on an investment during the first twelve months of an investment. Actual interest income could be higher or lower than the current yield of 3-month U.S. Treasury bills. Actual expenses could be higher.

10

IV.	The biography of Patricia Yue set forth on page 111 is hereby deleted, in its entirety and replaced with the biography of David H. Weissman, as follows:

David H. Weissman joined Factor Advisors LLC in January 2013. As the Chief Compliance Officer of Factor Capital Management, LLC, the Managing Owner and a subsidiary of Factor Advisors LLC, Mr. Weissman is responsible for managing and implementing all elements of the regulatory, compliance and reporting requirements pursuant to the SEC, FINRA and NYSE rules and regulations. Mr. Weissman has been a Principal of the Managing Owner since April 4, 2013 and an Associated Person since April 2, 2013. Mr. Weissman was unemployed from July 2012 to December 2012. Mr. Weissman served as Chief Operating Officer and Chief Compliance Officer of FocusShares LLC, a Registered Investment Advisor and issuer of exchange traded funds, from September 2007 to July 2012, and was responsible for managing and implementing all elements of the FocusShares’ operations, including the regulatory, compliance and reporting requirements pursuant to the SEC, FINRA and NYSE rules and regulations, as well as serving as an Associated Person and Principal of FocusShares LLC from September 2011 to October 2012. FocusShares LLC was acquired by Scottrade Financial Services, Inc. in June 2010. Mr. Weissman founded DH Weissman Consulting in October of 1997. Mr. Weissman served as President of DH Weissman Consulting, a small business consulting firm, specializing in owner/employee benefits and retirement from October 1997 to September 2007, and was responsible for all executive aspects of the company. Mr. Weissman was unemployed from August 1996 to September 1997. Mr. Weissman served as a Managing Director at the American Stock Exchange Inc., a secondary market place for SEC registered public companies, from November 1978 until July 1996. Mr. Weissman was responsible for overseeing all Exchange listed companies’ compliance with the Exchange Rules and Regulations Division. Mr. Weissman also managed the listed corporate compliance requirements under Exchange rules, and SEC requirements under the Securities Act of 1933 and the Securities Exchange Act of 1934. In 1978, Mr. Weissman received his BA degree in Economics from the Brown University.

V.	The biography of the Esposito Private Equity Group is hereby inserted, in its entirety, on page 112 of the Prospectus immediately before the biography of Factor Advisors, LLC, as set forth below:

Esposito Private Equity Group is a principal of the Managing Owner since December 29, 2012.

VI.	The material litigation section within the “Commodity Broker” section of the Prospectus as set forth on pages 105 through 106 is hereby deleted and replaced, in its entirety, with the following updated material litigation for the Commodity Broker:

On April 9, 2013, the CFTC issued an Order requiring Interactive to pay a $225,000 fine for failing to calculate, on a currency-by currency basis rather than simply in the U.S. dollar equivalent, the amount of customer funds on deposit and the amount of funds required to be on deposit in customer segregated accounts for at least the period January 2008 through April 4, 2011. Additionally, between September 21, 2011 and May 8, 2012, Interactive covered a portion of its USD commodity futures and options customer obligations with Japanese yen and Swiss francs in violation of CFTC Rule 1.49. Interactive itself discovered and self-reported this violation to the CFTC on May 10, 2012. In the Settlement Order, the CFTC noted that "Interactive Brokers independently implemented corrective measures after discovering the violations; and IB cooperated with the Division in investigating the circumstances." The CFTC also noted there was never any deficiency in segregated funds. To the contrary, the CFTC stated: "During the time period of the violations…IB had excess segregated funds on deposit…of between $ 48.4 MM and $ 455.3 MM."

On November 2, 2012, the NFA’s Business Conduct Committee issued a complaint against Interactive for alleged violations of NFA Bylaw 1101, NFA Compliance Rule 2-4 and NFA Compliance Rule 2-9. NFA alleges, among other things, that Interactive allowed a number of

11

commodity pools to trade futures products through Interactive without Interactive having confirmed that such pools were properly registered or exempt from registration with the CFTC. NFA also alleges that an Introducing Broker to Interactive, which was registered with the CFTC as an IB, was allowed by Interactive to deposit funds of its customers directly to Interactive, thereby acting as a de facto FCM in violation of CFTC and NFA rules. NFA alleges a number of supervisory violations relating to the foregoing. As of the date of this disclosure, the matter is still pending before NFA’s Business Conduct Committee.

On July 25, 2012, Interactive agreed to a settlement and related Order in an action brought by the CFTC regarding deficiencies in Interactive’s systems: (i) to submit large trader reports to the Commission daily reflecting “reportable positions” for “special accounts” pursuant to Section 4g of the Act, 7 U.S.C. § 6g (2006 & Supp. 2009), and Regulations 15.01(b) and 17.00, 17 C.F.R. §§ 15.01(b) and 17.00 (2011) and (ii) to identify account holders and entities exercising trading control over each “special account” on a Form 102 and update that information as necessary, pursuant to Regulation 17.01, 17 C.F.R. § 17.01 (2011). Specifically, the CFTC found that on more than 20 occasions from 2010 to 2011, Interactive’s large trader reports erroneously reported separate positions that should have been aggregated in violation of Section 4g of the Act and Regulations 17.00 and 17.01. The CFTC found that Interactive failed to take reasonable steps to correct its automated system, in violation of Regulation 166.3, 17 C.F.R. §166.3 (2011). The CFTC also found that Interactive on certain occasions failed to file updated Form 102s when large traders opened related accounts or changed information concerning their trading accounts, as required by Regulation 17.01(g). In accordance with the settlement and Order, Interactive agreed to cease and desist any further violations, paid a fine of $700,000, and filed a certification of compliance with the CFTC.

On February 3, 2010, Trading Technologies International, Inc. ("Trading Technologies") filed a complaint in the United States District Court for the Northern District of Illinois, Eastern Division, against Interactive Brokers Group, Inc., IBG LLC, IBG Holdings LLC, and Interactive Brokers LLC. Thereafter, Trading Technologies dismissed Interactive Brokers Group, Inc. and IBG Holdings LLC from the case, leaving only IBG LLC and Interactive Brokers LLC as defendants ("Defendants"). The operative complaint, as amended, alleges that the Defendants have infringed and continue to infringe on twelve U.S. patents held by Trading Technologies. Trading Technologies is seeking, among other things, unspecified damages and injunctive relief. The case is in the pleadings stage. While it is too early to predict the outcome of the matter, Interactive believes that it has meritorious defenses to the allegations made in the complaint and intends to defend itself vigorously against them. However, litigation is inherently uncertain and there can be no guarantee that Interactive will prevail or that the litigation can be settled on favorable terms.

On November 9, 2007, Interactive was named as a defendant in a complaint filed in the Circuit Court of Cook County, Illinois by a number of clients. The complaint seeks compensatory and punitive damages for plaintiffs’ alleged losses and sets forth various causes of action alleging that employees of Interactive were negligent and/or intentionally aided and abetted a fraud committed by another customer of Interactive. The action was removed to the U.S. District Court for the Northern District of Illinois and, on January 11, 2008, Interactive filed a motion to dismiss the complaint. The court granted the motion and dismissed some of the claims with prejudice, but permitted the plaintiffs to file an amended complaint with respect to other counts. The parties agreed to settle the remaining disputes without admitting liability or the validity of the respective claims and the litigation was dismissed with prejudice. Payment was made on 7/22/2009 in settlement of the above-mentioned matter in the amount of $1,500,000.

12